UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                               SCHEDULE 13D

           Under the Securities Exchange Act of 1934
                            (Amendment No. 4)*

                      Presidio Capital Corp. (PDIOF)
                              (Name of Issuer)

                          Class A Common Shares
                      (Title of Class of Securities)

                           CUSIP No. G722011109

                              (CUSIP Number)

                             Thomas F. Steyer
                    Farallon Capital Management, L.L.C.
                      One Maritime Plaza, Suite 1325
                     San Francisco, California  94111
                              (415) 421-2132
   (Name, Address and Telephone Number of Person Autho-rized to Receive Notices and Communications)

                            August 12, 1996

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Check the following box if a fee is being paid with the statement. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting benefi-cial ownership of five percent or less of such class.)
(See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule
13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of that Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               SCHEDULE 13D
CUSIP No. G722011109

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Farallon Capital Partners, L.P.

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     WC

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     California

Number of Shares Beneficially Owned By Each Reporting
     Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     1,322,038

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     1,322,038

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     1,322,038

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     15.1%

14   Type of Reporting Person*

     PN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
PAGE

                               SCHEDULE 13D

CUSIP No. G722011109

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Farallon Capital Institutional Partners, L.P.

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     WC

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     California

Number of Shares Beneficially Owned By Each Reporting
     Person With

7    With Sole Voting Power

     -0-

8    Shared Voting Power

     1,521,715

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     1,521,715

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     1,521,715

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     17.4%

14   Type of Reporting Person*

     PN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                               SCHEDULE 13D

CUSIP No. G722011109

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Farallon Capital Institutional Partners II, L.P.

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     WC

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     California

Number of Shares Beneficially Owned By Each Reporting
     Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     583,280

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     583,280

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     583,280

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     6.6%

14   Type of Reporting Person*

     PN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                               SCHEDULE 13D

CUSIP No. G722011109

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Tinicum Partners, L.P.

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     WC

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     New York

Number of Shares Beneficially Owned By Each Reporting
     Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     219,571

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     219,571

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     219,571

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     2.5%

14   Type of Reporting Person*

     PN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                               SCHEDULE 13D

CUSIP No. G722011109

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Farallon Capital Management, L.L.C.

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b)  /x/

3    SEC Use Only

4    Source of Funds*

     00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     Delaware

Number of Shares Beneficially Owned By Each Reporting
     Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     561,257

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     561,257

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     561,257

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     6.4%

14   Type of Reporting Person*

     00

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                               SCHEDULE 13D

CUSIP No. G722011109

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Farallon Partners, L.L.C.

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b)  /x/

3    SEC Use Only

4    Source of Funds*

     AF

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     Delaware

Number of Shares Beneficially Owned By Each Reporting
     Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     3,646,604

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     3,646,604

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     3,646,604

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     41.6%

14   Type of Reporting Person*

     00

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                               SCHEDULE 13D

CUSIP No. G722011109

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     David I. Cohen

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b)  /x/

3    SEC Use Only

4    Source of Funds*

     AF

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     South Africa

Number of Shares Beneficially Owned By Each Reporting
     Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     4,207,861

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     4,207,861

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     4,207,861

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     48.0%

14   Type of Reporting Person*

     IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                               SCHEDULE 13D

CUSIP No. G722011109

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Joseph F. Downes

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

Number of Shares Beneficially Owned By Each Reporting
     Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     4,207,861

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     4,207,861

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     4,207,861

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     48.0%

14   Type of Reporting Person*

     IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                               SCHEDULE 13D

CUSIP No. G722011109

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Fleur E. Fairman

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

Number of Shares Beneficially Owned By Each Reporting
     Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     3,646,604

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     3,646,604

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     3,646,604

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     41.6%

14   Type of Reporting Person*

     IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                               SCHEDULE 13D

CUSIP No. G722011109

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Jason M. Fish

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

Number of Shares Beneficially Owned By Each Reporting
     Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     4,207,861

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     4,207,861

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     4,207,861

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13  Percent of Class Represented by Amount in Row (11)

    48.0%

14  Type of Reporting Person*

    IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                               SCHEDULE 13D

CUSIP No. G722011109

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Andrew B. Fremder

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

Number of Shares Beneficially Owned By Each Reporting
     Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     4,207,861

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     4,207,861

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     4,207,861

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     48.0%

14   Type of Reporting Person*

     IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                               SCHEDULE 13D

CUSIP No. G722011109

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     William F. Mellin

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

Number of Shares Beneficially Owned By Each Reporting
     Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     4,207,861

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     4,207,861

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     4,207,861

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     48.0%

14   Type of Reporting Person*

     IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                               SCHEDULE 13D

CUSIP No. G722011109

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Stephen L. Millham

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

Number of Shares Beneficially Owned By Each Reporting
     Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     4,207,861

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     4,207,861

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     4,207,861

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     48.0%

14   Type of Reporting Person*

     IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                              SCHEDULE 13D

CUSIP No. G722011109

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Meridee A. Moore

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

Number of Shares Beneficially Owned By Each Reporting
     Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     4,207,861

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     4,207,861

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     4,207,861

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     48.0%

14   Type of Reporting Person*

     IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                               SCHEDULE 13D

CUSIP No. G722011109

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Thomas F. Steyer

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

Number of Shares Beneficially Owned By Each Reporting
     Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     4,207,861

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     4,207,861

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     4,207,861

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13  Percent of Class Represented by Amount in Row (11)

    48.0%

14  Type of Reporting Person*

     IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

     This Amendment No. 4 to Schedule 13D amends the
Schedule 13D initially filed on July 31, 1995 (collec-tively, with all amendments thereto, the "Schedule 13D") as follows:

Item 2.  Identity and Background

     Item 2 as reported on Schedule 13D is hereby amended and restated in its entirety as follows:

     (a)  This statement is filed by:  (i) Farallon
Capital Partners, L.P., a California limited partnership
("FCP"), with respect to the Shares held by it; (ii)
Farallon Capital Institutional Partners, L.P., a Califor-
nia limited partnership ("FCIP"), with respect to the
Shares held by it:  (iii) Farallon Capital Institutional
Partners II, L.P., a California limited partnership
("FCIP II"), with respect to the Shares held by it; (iv)
Tinicum Partners, L.P., a New York limited partnership
("Tinicum"), with respect to the Shares held by it; (v)
Farallon Capital Management, L.L.C., a Delaware limited
liability company ("FCMLLC"), with respect to the Shares
held by Farallon Capital Offshore Investors, Inc., a
British Virgin Islands corporation ("Offshore") and
certain other accounts managed by FCMLLC (together with
Offshore, the "Managed Accounts"); (vi) Farallon Part-
ners, L.L.C., a Delaware limited liability company
("FPLLC") with respect to the Shares held by each of the
entities named in (i) through (iv) above; (vii) each of
David I. Cohen ("Cohen"), Joseph F. Downes ("Downes"),
Jason M. Fish ("Fish"), Andrew B. Fremder ("Fremder"),
William F. Mellin ("Mellin"), Stephen L. Millham ("Millh-
am"), Meridee A. Moore ("Moore") and Thomas F. Steyer
("Steyer"), with respect to the Shares held by each of
the entities named in (i) through (v) above; and (viii)
Fleur E. Fairman ("Fairman") with respect to the Shares
held by each of the entities named in (i) through (iv)
above.

PAGE

     The name, principal business, state of incorpora-tion, executive officers, directors and controlling persons of FCMLLC and FPLLC, are set forth on Annex 1 hereto. The ownership of the Shares reported hereby for FCP, FCIP, FCIP II, Tinicum and the Managed Accounts are owned directly by such entities. Each of Cohen, Downes, Fish, Fremder, Mellin, Millham, Moore and Steyer may be deemed, as managing members of FPLLC and FCMLLC, to be the beneficial owners of all such Shares, each of FPLLC and Fairman, as a managing member of FPLLC, may be deemed to the beneficial owners of all such Shares other than the Shares owned by the Managed Accounts, and FCMLLC may be deemed to be the beneficial owner of all such Shares owned by the Managed Accounts. Each of FCMLLC, FPLLC,
Cohen, Downes, Fairman, Fish, Fremder, Mellin, Millham,
Moore and Steyer hereby disclaim any beneficial ownership of any such Shares.

     (b) The address of the principal business and principal office of (i) the Partnerships, FCMLLC and FPLLC is One Maritime Plaza, Suite 1325, San Francisco,
California  94111, and (ii) Offshore is CITCO Building,
Wickhams Cay, P.O. Box 662, Road Town, Tortola, British
Virgin Islands.

     (c) The principal business of each of the Partner-ships and Offshore is that of a private investment fund engaging in the purchase and sale of securities for its own account. The principal business of FPLLC is to act as General Partner of the Partnerships. The principal business of FCMLLC is that of a registered investment adviser.

     (d) None of the Partnerships, FCMLLC, FPLLC or any of the persons listed on Annex 1 hereto has, during the last five years, been convicted in a criminal proceeding
(excluding traffic violations or similar misdemeanors).

PAGE

     (e) None of the Partnerships, FCMLLC, FPLLC or any of the persons listed on Annex 1 hereto has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds and Other Consider-ation.

     Item 3 as reported on the Schedule 13D is hereby amended and restated in its entirety as follows:

     The net investment cost (including commissions) is $1,173,863 for the 55,603 Shares acquired by FCP since the last amendment of the Schedule 13D, $1,360,175 for the 64,800 Shares acquired by FCIP since the last amendment of the Schedule 13D, $354,444 for the 16,600
Shares acquired by FCIP II since the last amendment of the Schedule 13D, $178,006 for the 8,300 Shares acquired by Tinicum since the last amendment of the Schedule 13D, and $370,512 for the 17,700 Shares acquired by the Managed Accounts since the last amendment of the Schedule
13D. The consideration was obtained from the working capital of each respective entity (in the case of the Partnerships), or the working capital of the Managed
Accounts.

     338,633 of the Shares held by FCP and 65,618 of the Shares held by Tinicum have been pledged pursuant to credit agreements entered into between FCP and Tinicum and Internationale Nederlanden (U.S.) Capital Corporation
("ING"). Because other securities are pledged pursuant to the credit agreements, it is not possible to determine the amounts, if any, of leverage used with respect to the Shares purchased and sold.

PAGE

Currently, the interest rate charged pursuant to the ING credit agreements is LIBOR plus 2.25% per annum.

Item 5.  Interest in Securities of the Issuer.

     Item 5 as reported on the Schedule 13D is hereby amended and restated in its entirety as follows:

A.   Farallon Capital Partners, L.P.

     (a), (b)  The information set forth in Rows 7, 8, 9,
10, 11 and 13 of the cover page hereto for FCP is
incorporated herein by reference.   The percentage amount
set forth in Row 13 of such cover page and of each other cover page filed herewith is calculated based upon the 8,766,569 Shares reported in the Company's Form 10Q for the period ended March 31, 1996 to be outstanding as of April 3, 1996.

     (c) The trading dates, number of Shares purchased or sold and the price per Share for all transactions in the Shares since the previous filing of Schedule 13D are set forth on Schedule A hereto and are incorporated herein by reference. All of such transactions were open-market transactions.

     (d) The General Partner has the power to direct the affairs of FCP, including decisions regarding the disposition of the proceeds from the sale of the Shares.

     (e)  Not applicable.

B.   Farallon Capital Institutional Partners, L.P.

     (a), (b)  The information set forth in Rows 7, 8, 9,
10, 11 and 13 of the cover page hereto for FCIP is incorporated herein by reference.

     (c) The trading dates, number of Shares purchased or sold and the price per Share for all transactions in the Shares since the previous filing of Schedule 13D are set forth on Schedule B hereto and are incorporated herein by reference. All of such transactions were open-market transactions.

     (d) The General Partner has the power to direct the affairs of FCIP, including decisions regarding the disposition of the proceeds from the sale of the Shares.

PAGE

     (e)  Not applicable.

C.   Farallon Capital Institutional Partners II, L.P.

     (a), (b)  The information set forth in Rows 7, 8, 9,
10, 11 and 13 of the cover page hereto for FCIP II is incorporated herein by reference.

     (c) The trading dates, number of Shares purchased or sold and the price per Share for all transactions in the Shares since the previous filing of Schedule 13D are set forth on Schedule C hereto and are incorporated herein by reference. All of such transactions were open-market transactions.

     (d) The General Partner has the power to direct the affairs of FCIP II, including decisions regarding the disposition of the proceeds from the sale of the Shares.

     (e)  Not applicable.

D.   Tinicum Partners, L.P.

     (a), (b)  The information set forth in Rows 7, 8, 9,
10, 11 and 13 of the cover page hereto for Tinicum is incorporated herein by reference.

     (c) The trading dates, number of Shares purchased or sold and the price per Share for all transactions in the Shares since the previous filing of Schedule 13D are set forth on Schedule D hereto and are incorporated herein by reference. All of such transactions were open-market transactions.

     (d) The General Partner has the power to direct the affairs of Tinicum, including decisions regarding the disposition of the proceeds from the sale of the Shares.

     (e)  Not applicable.

E.   Farallon Capital Management, L.L.C.

     (a), (b)  The information set forth in Rows 7, 8, 9,
10, 11 and 13 of the cover page hereto for FCMLLC is incorporated herein by reference.

PAGE

     (c) The trading dates, number of Shares purchased or sold and the price per Share for all purchases or sales of the Shares by the Managed Accounts since the previous filing of Schedule 13D are set forth on Schedule
E hereto and are incorporated herein by reference. All of such transactions were open-market transactions.

     (d) FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds from the sale of the Shares held by the Managed Accounts. Mr. Steyer is the senior managing member of FCMLLC, and Messrs.
Cohen, Downes, Fish, Fremder, Millham, and Mellin and Ms.
Moore are managing members of FCMLLC.

     (e)  Not applicable.

F.   Farallon Partners, L.L.C.

     (a), (b)  The information set forth in rows 7, 8, 9,
10, 11, and 13 of the cover page hereto for FPLLC is incorporated herein by reference.

     (c)  None.

     (d) FPLLC as General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds of the sale of the Shares.
Mr. Steyer is the senior managing member of FPLLC, and Messrs. Cohen, Downes, Fish, Fremder, Mellin and Millham and Mdmes. Fairman and Moore are managing members of FPLLC.

     (e)  Not applicable.

G.   David I. Cohen

     (a), (b)  The information set forth in Rows 7, 8, 9,
10, 11 and 13 of the cover page hereto for Cohen is incorporated herein by reference.

     (c)  None.

     (d) FPLLC as the General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds from the sale of the Shares.
FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds from the sale of shares held by the Managed Accounts. Mr. Cohen is a managing member of FCMLLC and FPLLC.

     (e)  Not applicable.

PAGE

H.   Joseph F. Downes

     (a), (b)  The information set forth in Rows 7, 8, 9,
10, 11 and 13 of the cover page hereto for Downes is incorporated herein by reference.

     (c)  None.

     (d) FPLLC as the General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds from the sale of the Shares.
FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds from the sale of shares held by the Managed Accounts. Mr. Downes is a managing member of FCMLLC and FPLLC.

     (e)  Not applicable.

I.   Fleur E. Fairman

     (a), (b)  The information set forth in Rows 7, 8, 9,
10, 11 and 13 of the cover page hereto for Fairman is incorporated herein by reference.

     (c)  None.

     (d) FPLLC as the General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds from the sale of the Shares.
Ms. Fairman is a managing member of FPLLC.

     (e)  Not applicable.

J.   Jason M. Fish

     (a), (b)  The information set forth in Rows 7, 8, 9,
10, 11 and 13 of the cover page hereto for Fish is incorporated herein by reference.

     (c)  None.

     (d) FPLLC as the General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds from the sale of the Shares.
FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds from the sale of shares held by the Managed Accounts. Mr. Fish is a managing member of FCMLLC and FPLLC.

PAGE

     (e)  Not applicable.

K.   Andrew B. Fremder

     (a), (b)  The information set forth in Rows 7, 8, 9,
10, 11 and 13 of the cover page hereto for Fremder is incorporated herein by reference.

     (c)  None.

     (d) FPLLC as the General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds from the sale of the Shares.
FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds from the sale of shares held by the Managed Accounts. Mr. Fremder is a managing member of FCMLLC and FPLLC.

     (e)  Not applicable.

L.   William F. Mellin

     (a), (b)  The information set forth in Rows 7, 8, 9,
10, 11 and 13 of the cover page hereto for Mellin is incorporated herein by reference.

     (c)  None.

     (d) FPLLC as the General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds from the sale of the Shares.
FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds from the sale of shares held by the Managed Accounts. Mr. Mellin is a managing member of FCMLLC and FPLLC.

     (e)  Not applicable.

M.   Stephen L. Millham

     (a), (b)  The information set forth in Rows 7, 8, 9,
10, 11 and 13 of the cover page hereto for Millham is incorporated herein by reference.

     (c)  None.

PAGE

     (d) FPLLC as the General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds from the sale of the Shares.
FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds from the sale of shares held by the Managed Accounts. Mr. Millham is a managing member of FCMLLC and FPLLC.

     (e)  Not applicable.

N.   Meridee A. Moore

     (a), (b)  The information set forth in Rows 7, 8, 9,
10, 11 and 13 of the cover page hereto for Moore is incorporated herein by reference.

     (c)  None.

     (d) FPLLC as the General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds from the sale of the Shares.
FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds from the sale of shares held by the Managed Accounts. Ms. Moore is a managing member of FCMLLC and FPLLC.

     (e)  Not applicable.

O.   Thomas F. Steyer

     (a), (b)  The information set forth in Rows 7, 8, 9,
10, 11 and 13 of the cover page hereto for Steyer is incorporated herein by reference.

     (c)  None.

     (d) FPLLC as the General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds from the sale of the Shares.
 FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds from the sale of the Shares held by the Managed Accounts. Mr. Steyer is the senior managing member of FCMLLC and FPLLC.

     (e)  Not applicable.

PAGE

     The ownership of the Shares reported hereby for FCP, FCIP, FCIP II, Tinicum and the Managed Accounts are owned directly by such entities. Each of Cohen, Downes, Fremder, Fish, Mellin, Millham, Moore and Steyer may be deemed, as managing members of FPLLC and FCMLLC, to be the beneficial owners of all such Shares, each of FPLLC and Fairman, as a managing member of FPLLC, may be deemed to the beneficial owners of all such Shares other than the Shares owned by the Managed Accounts, and FCMLLC may be deemed to be the beneficial owner of all such Shares owned by the Managed Accounts. Each of FCMLLC, FPLLC,
Cohen, Downes, Fairman, Fish, Fremder, Mellin, Millham,
Moore and Steyer hereby disclaim any beneficial ownership of any such Shares.

PAGE

                              SIGNATURES


          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  August 22, 1996



                    /s/ THOMAS F. STEYER
                    __________________________________
                    FARALLON PARTNERS, L.L.C., on its own
                    behalf and as General Partner of
                    FARALLON CAPITAL PARTNERS, L.P.,
                    FARALLON CAPITAL INSTITUTIONAL
                    PARTNERS, L.P., FARALLON CAPITAL
                    INSTITUTIONAL PARTNERS, II, L.P., and
                    TINICUM PARTNERS, L.P. by Thomas F.
                    Steyer, Senior Managing Member


                    /s/ THOMAS F. STEYER
                    ___________________________________
                    FARALLON CAPITAL MANAGEMENT, L.L.C.
                    By Thomas F. Steyer,
                    Senior Managing Member


                    /s/ THOMAS F. STEYER
                    ___________________________________
                    Thomas F. Steyer, individually and
                    as attorney-in-fact for each of
                    David I. Cohen, Joseph F. Downes,
                    Fleur E. Fairman, Jason M. Fish,
                    Andrew B. Fremder, William F.
                    Mellin, Stephen L. Millham, and
                    Meridee A. Moore.

ANNEX 1

          Set forth below, with respect to each managing member of the General Partner of FCIP, FCIP II, FCP and
Tinicum, is the following: (a) name; (b) business address; (c) principal occupation; and (d) citizenship.
The following is set forth below with respect to Farallon
Capital Management, L.L.C. and Farallon Partners, L.L.C.:
(a) name; (b) address; (c) principal business; (d) state of organization; (e) controlling persons.

     1.   (a)  Farallon Capital Management, L.L.C.
          (b)  c/o Farallon Capital Management, L.L.C.
               One Maritime Plaza, Suite 1325
               San Francisco, CA  94111
          (c)  Serves as investment adviser to various
               managed accounts
          (d)  Delaware limited liability company
          (e)  Managing Members: Thomas F. Steyer, Senior

              Managing Member, David I. Cohen, Joseph H.
               Downes, Jason M. Fish, Andrew B. Fremder,
               William F. Mellin, Stephen L. Millham and
               Meridee A. Moore, Managing Members.

     2.   (a)  Farallon Partners, L.L.C.
          (b)  One Maritime Plaza, Suite 1325
               San Francisco, CA  94111
          (c)  Serves as general partner to investment
               partnerships
          (d)  Delaware limited liability company
          (e)  Managing Members:  Thomas F. Steyer,
               Senior Managing Member, David I. Cohen,
               Joseph H. Downes, Fleur E. Fairman, Jason
               M. Fish, Andrew B. Fremder, William F.
               Mellin, Stephen L. Millham and
               Meridee A. Moore, Managing Members.

     3.   (a)  David I. Cohen
          (b)  c/o Farallon Capital Management, L.L.C.
               One Maritime Plaza, Suite 1325
               San Francisco, CA  94111
          (c)  Managing Member of Farallon Partners,
               L.L.C.; Managing Member of Farallon
               Capital Management, L.L.C.
          (d)  South African Citizen

     4.   (a)  Joseph F. Downes
          (b)  c/o Farallon Capital Management, L.L.C.
               One Maritime Plaza, Suite 1325
               San Francisco, CA  94111
          (c)  Managing Member of Farallon Partners,
               L.L.C.; Managing Member of Farallon
               Capital Management, L.L.C.
          (d)  United States Citizen

PAGE

     5.   (a)  Fleur E. Fairman
          (b)  993 Park Avenue
               New York, New York  10028
          (c)  Managing Member of Farallon Partners,
               L.L.C.
          (d)  United States Citizen

     6.   (a)  Jason M. Fish
          (b)  c/o Farallon Capital Management, L.L.C.
               One Maritime Plaza, Suite 1325
               San Francisco, CA  94111
          (c)  Managing Member of Farallon Partners,
               L.L.C.; Managing Member of Farallon
               Capital Management, L.L.C.
          (d)  United States Citizen

     7.   (a)  Andrew B. Fremder
          (b)  c/o Farallon Capital Management, L.L.C.
               One Maritime Plaza, Suite 1325
               San Francisco, CA  94111
          (c)  Managing Member of Farallon Partners,
               L.L.C.; Managing Member of Farallon
               Capital Management, L.L.C.
          (d)  United States Citizen

     8.   (a)  William F. Mellin
          (b)  c/o Farallon Capital Management, L.L.C.
               One Maritime Plaza, Suite 1325
               San Francisco, CA  94111
          (c)  Managing Member of Farallon Partners,
               L.L.C.; Managing Member of Farallon
               Capital Management, L.L.C.
          (d)  United States Citizen

     9.   (a)  Stephen L. Millham
          (b)  c/o Farallon Capital Management, L.L.C.
               One Maritime Plaza, Suite 1325
               San Francisco, CA  94111
          (c)  Managing Member of Farallon Partners,
               L.L.C.; Managing Member of Farallon
               Capital Management, L.L.C.
          (d)  United States Citizen

     10.  (a)  Meridee A. Moore
          (b)  c/o Farallon Capital Management, L.L.C.
               One Maritime Plaza, Suite 1325
               San Francisco, CA  94111
          (c)  Managing Member of Farallon Partners,
               L.L.C.; Managing Member of Farallon
               Capital Management, L.L.C.
          (d)  United States Citizen
PAGE

     11.  (a)  Thomas F. Steyer
          (b)  c/o Farallon Capital Management, L.L.C.
               One Maritime Plaza, Suite 1325
               San Francisco, CA  94111
          (c)  Senior Managing Member of Farallon
               Partners, L.L.C.; Senior Managing Member of Farallon Capital Management, L.L.C.
          (d)  United States Citizen

PAGE

                         SCHEDULE A


                FARALLON CAPITAL PARTNERS, L.P.



               NO. OF SHARES            PRICE
TRADE DATE     PURCHASED                PER SHARE
                                        (including
                                        commission)


05/02/96       2,832                    $36.00

08/12/96       52,771                   $20.31

PAGE

                        SCHEDULE B


       FARALLON CAPITAL INSTITUTIONAL PARTNERS, L.P.



               NO. OF SHARES            PRICE
TRADE DATE     PURCHASED                PER SHARE
                                        (including
                                        commission)


05/02/96       2,800                    $36.00

08/12/96       62,000                   $20.31

                         SCHEDULE C


      FARALLON CAPITAL INSTITUTIONAL PARTNERS II, L.P.




               NO. OF SHARES            PRICE
TRADE DATE     PURCHASED                PER SHARE
                                        (including
                                        commission)


05/02/96       1,100                    $36.00

08/12/96       15,500                   $20.31

PAGE

                         SCHEDULE D


                    TINICUM PARTNERS, L.P.



               NO. OF SHARES            PRICE
TRADE DATE     PURCHASED                PER SHARE
                                        (including
                                        commission)


05/02/96       600                      $36.00

08/12/96       7,700                    $20.31

                         SCHEDULE E


             FARALLON CAPITAL MANAGEMENT, L.L.C.



               NO. OF SHARES            PRICE
               PURCHASED ("P") OR       PER SHARE
TRADE DATE     TRANSFERRED ("T")        (including
                                        commission)


05/02/96       200P                     $36.00

08/01/96       60,058T<1>               $23.50

08/12/96       9,300P                   $20.31

05/02/96       200P                     $36.00

08/12/96       1,500P                   $20.31

05/02/96       200P                     $36.00

08/12/96       6,200P                   $20.31

05/02/96       100P                     $36.00

08/01/96       60,058T<1>               $23.50


<1> On August 1, 1996, one of the Managed Accounts
transferred 100% of its then current holdings to another one of the Managed Accounts (Farallon Capital Offshore
Investors, Inc.). The filing entities do not consider this transaction to be either a purchase or sale of Shares.